

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
J. Bruce Hildebrand
Executive Vice President and Chief Financial Officer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, TX 79601

  Re: First Financial Bankshares, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 21, 2014
     File No. 000-7674

Dear Mr. Hildebrand:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation</u>

<u>Asset Quality, page 43</u>

1. We note you disclose that restructured loans whose interest collection, after considering economic and business conditions and collection efforts, is doubtful are included in non-accrual loans.   Based on the information in Table 7, it would appear that you have determined that all restructured loans for the last five years are included in the non-accrual category reflecting your belief that interest collection is doubtful, etc. Please tell us the criteria you used to determine that interest collection is doubtful for each restructured loan during the last five years and provide specific facts and circumstances if they are crucial in determining how management makes this determination. For example, please explain whether any or all of these restructured loans were not performing in accordance with their modified terms and under what circumstances would management make the determination to reclassify them to a non-accrual status, etc. We may have additional comment upon receipt and review of your response.

Notes to Consolidated Financial Statements

Note 3. Loans and Allowance for Loan Losses, page F-16

2. We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant